FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 20, 2022, announcing that Gilat and Intelsat Expand Their Strategic IFC Partnership with Multimillion-Dollar Agreements for the Americas.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December 20, 2022	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat and Intelsat Expand Their Strategic IFC Partnership
with Multimillion-Dollar Agreements for the Americas

New hub expansions in the USA and Brazil to support in-flight connectivity growth in the Western Hemisphere

Petah Tikva, Israel, December 20, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the company and Intelsat are expanding their strategic partnership with multimillion-dollar agreements to increase in-flight connectivity (IFC) in the Americas.

Gilat hubs deployed in the USA and Brazil will be expanded to support increased network capacity to address growing bandwidth demands on Intelsat’s IFC network in the Western Hemisphere. Gilat’s solution is already proven worldwide as an operational system that allows aviation service providers like Intelsat to streamline IFC service fulfillment.

“To support even higher levels of IFC connectivity demand by air travelers, Intelsat is expanding its network and augmenting its commercial aviation services in the Americas,” said Dave Bijur, SVP Commercial at Intelsat.

“The post-COVID recovery of in-flight connectivity continues! With this new expansion of Intelsat’s network, our IFC solution is helping to deliver better access to reliable, high quality in-flight communications to a growing number of air travelers,” said Amir Yafe, VP of Mobility & Global Accounts at Gilat. “Working together, Gilat and Intelsat are addressing the increased demand for in-flight communication services all over the world.”

About Intelsat

As the foundational architects of satellite technology, Intelsat operates the world’s most trusted satellite telecom network. We apply our unparalleled expertise and global scale to connect people, businesses, and communities, no matter how difficult the challenge. Intelsat is building the future of global communications with the world’s first hybrid, multi-orbit, software-defined 5G network designed for simple, seamless, and secure coverage precisely when and where our customers most need it. Follow the leader in global connectivity and “Imagine Here,” with us, at Intelsat.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com